EXHIBIT 99.1

September 12, 2024

Sandstorm Gold Royalties
Reports Portfolio Drilling and
Exploration Activity

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide various drilling and exploration updates from its diversified portfolio of streaming and royalty assets.

Lundin Gold Provides Bonza Sur Gold Discovery Updates; Expands Near-Mine Drill Program

Lundin Gold Inc. (“Lundin Gold”) announced additional results from its 2024 near-mine drilling program, with recent intercepts continuing to delineate the new Bonza Sur gold deposit at the Fruta del Norte mine (“FDN”). The Bonza Sur gold deposit, discovered in 2023, is located 1 kilometre south of FDN. The deposit features a large mineralized envelope extending over 1.8 kilometres along strike, 100 metres wide, and at least 500 metres deep. More than 50 drill holes have been completed, revealing a higher-grade core with hydrothermal alteration and quartz veins. Lundin Gold’s 2024 near-mine drilling program has been expanded by 10,000 metres to a total of 56,000 metres to further assess the deposit’s full potential. As of August, the program had completed approximately 26,056 metres of drilling, the vast majority of which has been at Bonza Sur. The expanded program will increase costs by US$2 million, which combined with the regional program, results in an estimated program cost of US$44 million.

Lundin Gold is focused on expanding Bonza Sur’s potential with a metallurgical study planned for 2024 and a maiden Mineral Resource Estimate is expected by mid-2025. As part of its recent Investor Day, the company highlighted the opportunity for Bonza Sur to be its second producing deposit within the La Zarza mining concession. A Preliminary Economic Assessment on Bonza Sur is expected prior to the end of 2025, which will outline the potential to develop a new 10,000–15,000 tonnes per day open pit mine at Bonza Sur.

Bonza Sur exploration highlights include (not true widths):

•	BLP-2024-107: 2.01 grams per tonne (“g/t”) gold over 113.3 metres from 6.5 metres, including:
—	3.10 g/t gold over 54.8 metres from 6.5 metres, with 8.59 g/t gold over 9.0 metres;

•	BLP-2024-128: 1.96 g/t gold over 102.6 metres from 57.3 metres, including:
—	3.84 g/t gold over 41.4 metres from 111.3 metres with 7.24 g/t gold over 11.6 metres;
•	BLP-2024-123: 1.54 g/t gold over 126.7 metres from 77.1 metres including:
—	4.11 g/t gold over 31.4 metres from 77.1 metres, with 13.75 g/t gold over 9.0 metres; and
•	BLP-2024-133: 1.01 g/t gold over 125.7 metres from 0.0 metres including:
—	3.32 g/t gold over 22.1 metres from 86.8 metres, with 7.81 g/t gold over 6.4 metres.

For more information, including complete details of the drill results, visit Lundin Gold’s website at www.lundingold.com and refer to the press release dated August 7, 2024 and Lundin Gold’s Investor Day Transcript dated September 6, 2024. Sandstorm holds a 0.9% net smelter returns (“NSR”) royalty on the precious metals produced at FDN.

High-Grade Drill Results at Bonterra’s Phoenix JV Moss Target

Bonterra Resources Inc. (“Bonterra”) announced additional drill results on the Phoenix JV (formerly known as the Urban-Barry Property), which is under a definitive earn-in and joint venture agreement (the “JV Agreement”) with Osisko Mining Inc. (“Osisko Mining”), whereby Osisko Mining has the right to acquire up to a 70% interest in the Phoenix JV by spending C$30 million in work expenditures over a three-year period. As of August 6, 2024, approximately 60,000 metres have been drilled on the project, including 37,000 metres solely on the Moss Target where mineralization similar to the high-grade Lynx Zone has been confirmed at depth by Osisko Mining.

Highlights at the Moss target include:

•	OSK-PHX-24-078: 38.33 g/t gold over 1.1 metres from 844.4 metres, including:
—	69.6 g/t gold over 0.6 metres;
•	OSK-PHX-24-096: 7.37 g/t gold over 4.2 metres from 930.6 metres, including:
—	28.6 g/t gold over 0.4 metres;
•	OSK-PHX-24-082: 14.35 g/t gold over 1.6 metres from 314.7 metres, including:
—	29.6 g/t gold over 0.7 metres;
•	OSK-PHX-24-072: 24.14 g/t gold over 1.4 metres from 334.3 metres, including:
—	48.1 g/t gold over 0.7 metres;
•	OSK-PHX-24-080: 42.1 g/t gold over 0.8 metres from 329.1 metres; and
•	OSK-PHX-24-049: 75.8 g/t gold over 0.3 metres from 185.4 metres.

Drilling activities are now complete and Bonterra expects drilling will resume later in 2024 once all assays are received. Bonterra reported that total expenditures on the project will exceed the minimum annual spending commitment of C$10 million outlined in the JV Agreement.

In August, Gold Fields Limited (“Gold Fields”) announced that it had entered into a definitive agreement to acquire Osisko Mining, consolidating ownership of the Windfall Project and the surrounding exploration district. As part of the strategic rationale for the transaction, Gold Fields cited significant regional exploration potential in the highly prospective Urban-Barry district and the near-mine exploration upside enhanced through the Osisko Mining JV Agreement.

For more information, including a complete list of drill results, visit Bonterra’s website at www.btrgold.com and refer to the press release dated August 6, 2024. For more information regarding Gold Fields’ acquisition of Osisko Mining, visit www.goldfields.com and refer to the press release dated August 12, 2024.

Sandstorm holds an NSR royalty ranging between 0.5%–3.9% on portions of the Phoenix JV property, which covers both the Barry and Moss deposits. Sandstorm also holds a 1.0% NSR royalty on the neighbouring Gladiator (West Arena) gold deposit.

Awalé Reports High-Grade Results at Odienné Including 45.7 g/t Gold Over 32 Metres and 20 g/t Gold Over 29 Metres

Awalé Resources Limited (“Awalé”) reported several high-grade intercepts from its ongoing drill program at the Odienné project in Côte d’Ivoire, with significant assay results at both the BBM and Charger Zones.

In January 2024, Awalé announced a significant new discovery (the “BBM Zone”), reporting multiple high-grade intercepts. This discovery set the stage for further drilling, and by March 2024, the company had completed follow-up drilling that confirmed the continuity of shallow, high-grade mineralization at the BBM Zone. The assays revealed excellent gold and copper potential, with the mineralization remaining open in multiple directions. Highlights from the drill program include:

BBM ZOne

•	OEDD-89: 35 metres at 2.2 g/t gold from 318 metres, including:
—	23 metres at 2.5 g/t gold from 330 metres;
•	OEDD-90: 52 metres at 1.5 g/t gold from 181 metres, including:
—	19 metres at 2.6 g/t gold from 212 metres;
•	OEDD-74: 75 metres at 1.8 g/t gold from 242 metres, including:
—	1 metre at 8.0 g/t gold from 281 metres;
—	17 metres at 2.4 g/t from 300 metres;
•	OEDD-76: 40 metres at 1.5 g/t gold from 194 metres, including:
—	12 metres at 4.0 g/t from 219 metres;
•	OEDD-65: 44 metres at 1.4 g/t gold from 131 metres, including:
—	6 metres at 3.9 g/t gold from 134 metres;
—	9 metres at 1.9 g/t gold from 146 metres; and
•	OEDD-64: 22 metres at 1.7 g/t gold from 60 metres, including:
—	2 metres at 5.7 g/t gold from 72 metres.

In April 2024, drilling resumed at the Charger Zone, building on previous discoveries. Most notably, Awalé reported assay results of 20 g/t gold over 29 metres, following an earlier intercept of 45.7 g/t gold over 32 metres. These high-grade breccia zones demonstrated strong continuity and further exploration potential. Highlights from the drill program include:

Charger Zone

•	OEDD-88: 20 g/t gold over 29 metres from 149 metres including:
—	39.5 g/t gold over 8 metres from 149 metres;
•	OEDD-83: 57 metres at 26 g/t gold from 164 metres, including:
—	45.7 g/t gold over 32 metres from 165 metres;
•	OERC-132: 32 metres at 3.0 g/t gold from 74 metres, including:
—	4 metres at 12.4 g/t gold from 78 metres;
•	OEDD-45 (step back from OERC-132) contains 3 notable intervals within a 65 metres-wide zone of mineralization, including:
—	12 metres at 4.9 g/t gold from 89 metres;
—	13 metres at 1.3 g/t gold from 114 metres;
—	21 metres at 1.3 g/t gold from 133 metres; and
•	OEDD-53 (50 metre step back from OEDD-45): 32 metres at 1.5 g/t gold from 215 metres, including:
—	3 metres at 5.2 g/t gold from 77 metres.

Awalé has planned to expand its drilling program, aiming to complete 25,000 metres of drilling by the end of 2024, focusing on both the Charger and BBM Zones.

For more information, including complete drill results, visit Awalé’s website at www.awaleresources.ca and refer to the press releases dated January 11, March 18, March 25, July 31, and September 9, 2024. Sandstorm holds a 2.0% NSR royalty on the Odienné project.

Antipa Minerals Completes Phase 1 Drill Program at Minyari Dome

Antipa Minerals Ltd. (“Antipa”) announced the completion of its Phase 1 drilling program which included 14,936 metres of reverse circulation (“RC”) and diamond core drilling at its 100%-owned Minyari Dome gold-copper project in the Paterson Province of Western Australia. The Phase 1 drill program was initially planned for 71 RC drill holes but was expanded to 81 drill holes due to positive early results. Drilling at the GEO-01 discovery significantly increased the mineralized footprint, revealing zones of near-surface and high-grade gold mineralization.

Notable intersections at the GEO-01 discovery include:

•	24MYC0610: 35 metres at 3.0 g/t gold from 20 metres, including:
—	16 metres at 5.6 g/t gold from 33 metres, also including:
▪	1 metre at 14.4 g/t gold from 34 metres; and
▪	1 metre at 24.0 g/t gold from 48 metres;

•	24MYC0441: 66 metres at 1.4 g/t gold and 0.04% copper from 118 metres, including:
—	6 metres at 1.9 g/t gold and 0.11% copper from 118 metres;
—	17 metres at 4.4 g/t gold from 157 metres, also including:
▪	4 metres at 15.5 g/t gold from 168 metres; and
•	24MYC0442: 20 metres at 2.4 g/t gold from 114 metres, including:
—	11 metres at 3.4 g/t gold from 122 metres, also including:
▪	3 metres at 4.8 g/t gold from 124 metres.

In addition to GEO-01, exploration at other targets such as the Minyari Southeast Extension target revealed significant gold mineralization. Updates of the existing Minyari Mineral Resource Estimate, including the incorporation of results from drilling at the Minyari Southeastern Extension target are scheduled for completion in the third quarter 2024. Antipa’s Phase 2 exploration program will focus on further drilling at GEO-01 aiming to expand the existing Minyari Dome Mineral Resource base, which currently stands at 950,000 ounces of gold, 41,100 tonnes of copper, 387,000 ounces of silver, and 7,700 tonnes of cobalt in the Indicated Category, contained within 21.1 million tonnes with an average grade of 1.39 g/t gold, 0.20% copper, 0.57 g/t silver, and 0.04% cobalt plus 800,000 ounces of gold, 23,200 tonnes of copper, 197,000 ounces of silver and 3,400 tonnes of cobalt in the Inferred Category, contained within 12.8 million tonnes with an average grade of 1.94 g/t gold, 0.18% copper, 0.48 g/t silver, and 0.03% cobalt, based on cut off grades of 0.5 and 1.5 g/t gold equivalent (“AuEq”). For AuEq calculations refer to Antipa’s website at www.antipaminerals.com.au.

The Minyari Dome project is strategically located in proximity to significant mining operations, including Newmont Mining’s Telfer mine and Rio Tinto’s Winu project. The project area hosts the Minyari and WACA deposits as well as several other satellite deposits and high-priority exploration targets.

For more information, including a complete list of drill results, visit Antipa’s website at www.antipaminerals.com.au and refer to the press release dated July 29, 2024. Sandstorm holds a 1.0% NSR royalty on the North Telfer project, which encompasses the Minyari Dome project.

Troilus Releases High-Grade Drill Results at Newly Discovered Gold Zone

In May, Troilus Gold Corp. (“Troilus”) announced the results of the Feasibility Study on the Troilus gold-copper project in northcentral Quebec, Canada. The Feasibility Study envisions a large-scale, 22-year open-pit mining project with potential for future underground development. The study outlines average annual production of 244,600 ounces of gold, 17.3 million pounds of copper, and 446,700 ounces of silver. The project is expected to have all-in sustaining costs of $1,109/ounce and base-case after-tax NPV of US$884.5 million.

Subsequent to the release of the Feasibility Study, Troilus announced the discovery of a new gold zone—the “West Rim Zone”—located within 200 metres west of the North Reserve Pit Shell. The discovery is part of an ongoing 25,000-metre drill program designed to expand and define select drill targets along the main mineral corridor and regionally. In September, Troilus released high-grade drill results from the West Rim Zone including:

•	WR-24-003: 1.64 g/t gold over 20 metres, including:
—	3.07 g/t gold over 8 metres from 87 metres; and
•	WR-24-004: 1.05 g/t gold over 11 metres, including:
—	7.03 g/t gold, over 1 metre from 27 metres.

Troilus is actively reviewing the data from the current phase of the drill campaign in order to refine its targeting strategy for the next round of drilling, set to commence in the second half of 2024.

For more information, including complete drill results, visit Troilus’ website at www.troilusgold.com and refer to the press releases dated May 14, May 30, and September 3, 2024. Sandstorm holds a 1.0% NSR royalty on the Troilus project.

Qualified Person

Imola Götz (M.Sc., P.Eng, F.E.C.), Sandstorm’s Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. She has reviewed and approved the scientific and technical information in this news release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Mark Klausen
President & CEO	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2023 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.